FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

82-1711

04 MAR 26 AM 7:21

04010887

FOSTER'S
GROUP
Inspiring Global Enjoyment

Fosters Brewing Group

ASX RELEASE

SUPPL

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 3

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

Please advise Jane Dowsey by fax on 61 3 9645 7226 or email: jane.dowsey@fostersgroup.com if the following names/numbers are outdated.

3/29

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market
2	Date Appendix 3C was given to ASX	22-Dec-03

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day 24-Mar-04
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	4,960,046	384,855
4	Total consideration paid or payable for the shares	$21,925,502	$1,697,211

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $4.44 date: 18 Mar 04 lowest price paid: $4.39 date: 22 Mar 04	highest price paid: $4.41 lowest price paid: $4.41 highest price allowed under rule 7.33: $4.65

04 MAR 26 AM 7:21

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

SUPPL

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22-Dec-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day 23-Mar-04
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	4,750,000	210,046
4	Total consideration paid or payable for the shares	$21,001,300	$924,202

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $4.44 date: 18 Mar 04 lowest price paid: $4.39 date: 22 Mar 04	highest price paid: $4.40 lowest price paid: $4.40 highest price allowed under rule 7.33: $4.65

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

UMA EXPLORATION INCORPORATED

12g 82-3263

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 17 03 04

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: GROSSO

GIVEN NAMES: JOE NICOLA

NO. 3860 STREET MOSCROP STREET APT

CITY: BURNABY

PROV: BC. POSTAL CODE: V5G 2C9

BUSINESS TELEPHONE NUMBER: 604 - 687 - 1828

BUSINESS FAX NUMBER: 604 - 687 - 1858

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☑ ALBERTA
- ☑ BRITISH COLUMBIA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☐ ONTARIO
- ☐ QUÉBEC
- ☐ SASKATCHEWAN

+ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of Class of Securities	(B) Balance of Class of Securities on Last Report	(C) Transactions: Date (Day Month Year)	Nature	Number/Value Acquired	Number/Value Disposed Of	Unit Price/Exercise Price	$ US	(D) Present Balance of Class of Securities Held	(E) Direct/Indirect Ownership/Control or Direction	(F) Identify the Registered Holder Where Ownership is Indirect or Where Control or Direction is Exercised
OPTIONS	325000							325000	1	
WARRANTS	436111							436111	1	
COMMON	220724							220724	2	SEE REMARKS
WARRANTS	172400							172400	2	OXBOW INTL' MKTG
COMMON	624302	16 03 04	10		6300	2.45		618002	1	
		16 03 04	10		2900	2.45		615102	1	

04 MAR 26 AM 7:21

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

Of the 220724 Indirect Common: Oxbow-176048
Threadco-9612
Joevelyn-27564
Beauregard-7500
} I own 50%

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOE GROSSO

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 23 03 04

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FROM : Securities Services 309-2579 PHONE NO. : 604 807 5658 Mar. 23 2004 10:55AM P1

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 94 22 990 1 202 94 29 624
From:	Andrzej Kowalczyk (contact name) Director, Ownership Supervision and Investor Relations	Phone:	(48 76) 847 82 31
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 847 82 05
E-mail:			
Date:	23 March 2004	No of sheets:	1

Current report 11/2004

The Management Board of KGHM Polska Miedź S.A. hereby announces a change to the agenda of the Ordinary General Meeting of KGHM Polska Miedź S.A., which will take place on 16 April 2004. The agenda was published in current report nr 9/2004 dated 16 March 2004. The change involves the removal of point 11 of the agenda, having the following wording:
„11. Information of the Management Board on the possibility of pursuing activities aimed at the further privatisation of KGHM Polska Miedź S.A. and at the issuance of new Company shares."

Legal basis:
(§49, section 1, point 1 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

DYREKTOR NACZELNY
Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

PREZES ZARZĄDU
Stanisław Speczik

04 MAR 26 AM 7:21

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PURE GOLD MINERALS INC

12g 82-3520

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 16 02 04

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BEUKMAN

GIVEN NAMES: EUGENE

NO. 1255 STREET WEST PENDER ST. APT

CITY: VANCOUVER

PROV: BC POSTAL CODE: V6E 2V1

BUSINESS TELEPHONE NUMBER: 604 - 687 - 2038

BUSINESS FAX NUMBER: 604 - 687 - 3141

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO

☑ BRITISH COLUMBIA ☐ QUÉBEC

☑ MANITOBA ☑ SASKATCHEWAN

☐ NEWFOUNDLAND + SEC

☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY MONTH YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	400000							400000	1	
COMMON	500							500	1	
WARRANTS	23809	10 03 04	55		23809	.105		Ø	1	
COMMON	200000							200000	2	BEUKMAN + ASSOC.
WARRANTS	200000							200000	2	"

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

04 MAR 26 AM 7:21

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): EUGENE BEUKMAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 22 03 04